UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

National CineMedia, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

635309107

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,449,272

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,449,272

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,449,272

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,449,272

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,449,272

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,449,272

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of National CineMedia Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on January 26, 2018 and amended on March 20, 2018, June 4, 2018, September 14, 2018, August 28, 2019, November 27, 2019, March 24,2020, April 1, 2020, April 15, 2020 and March 17, 2021 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.  Purpose of Transaction

On  June 2, 2022, Standard General and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) a registration statement covering the resale of the 17,449,272 shares of Common Stock beneficially owned by Standard General on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Company is required to use commercially reasonable efforts to maintain the effectiveness of the registration statement until the earlier of the third anniversary of the Letter Agreement and the time when all such shares have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act without any limitation as to manner-of-sale restrictions or volume limitations (the “Registration Period”). Sales of such shares  are subject to certain limitations as specified in the Letter Agreement.

Under the Letter Agreement, Standard General has also agreed, subject to certain limitations, that during the Registration Period it and its affiliates will refrain from seeking to acquire the Company or any of its material assets, or proposing mergers, acquisitions or other business combinations involving the Company; (D) acquiring additional shares of Common Stock of Company following which Standard General and its affiliates  would economically own or have a total net long position greater than 30% of the outstanding shares of Common Stock of the Company; and (E) certain other actions specified in the Letter Agreement.

The foregoing description of the terms and conditions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is included as Exhibit 99.1 to this Amendment and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Securities and Exchange Commission on May 9, 2022 that there were  81,754,381 outstanding shares of Common Stock of the Company as of May 4, 2022.

(c) The Reporting Persons did not effect any previously unreported transactions in shares of the Common Stock during the sixty day period prior to the filing of this Amendment to the Schedule 13D

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 in this Amendment is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1
Letter Agreement, dated June 2, 2022, between Standard General and the Company, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company with SEC on June 2, 2022.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:   June 3, 2022

STANDARD GENERAL L.P.

By:	/s/ Joseph Mause
Name:	Joseph Mause
Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim